February 27, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Notice of Disclosure Filed in the Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

To Whom it May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that iShares Ethereum Trust ETF has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the U.S. Securities and Exchange Commission on February 27, 2026.

Sincerely,

iShares Delaware Trust Sponsor LLC, Sponsor of iShares Ethereum Trust ETF*

/s/ Shannon Ghia
Shannon Ghia
Director, President and Chief Executive Officer
(Principal executive officer)

*	The registrant is a trust and the person is signing in her capacity as an officer of iShares Delaware Trust Sponsor LLC, the Sponsor of the registrant.